

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2023

Mark McKechnie
Chief Financial Officer
ACM Research, Inc.
42307 Osgood Road, Suite I
Fremont, CA 94539

   Re: ACM Research, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2022
     File No. 001-38273

Dear Mark McKechnie:

  We have limited our review of your filing to the submission and/or disclosures as required by Item 9C of Form 10-K and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.

  After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 142

1. We note your statement that you reviewed your stockholder register and certain public filings in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Pattan at (202) 551-6756 or Jennifer Gowetski at (202) 551-3401 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Michael Hedge